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                            October 7, 2022

       Tom Fitzgerald
       Chief Financial Officer
       Planet Fitness, Inc.
       4 Liberty Lane West
       Hampton, NH 03842

                                                        Re: Planet Fitness,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Response filed
October 3, 2022
                                                            File No. 001-37534

       Dear Tom Fitzgerald:

               We have reviewed your October 3, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2022 letter.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP financial measures, page 31

   1. We note your response to comment 1 part 1. We continue to believe that adjusting for pre-opening costs is
not appropriate. Considering your growth strategy these costs appear to be normal, recurring
costs of your operations. Accordingly, please revise your Non-
                                                        GAAP measures to remove
this adjustment from your calculation.
 Tom Fitzgerald
FirstName   LastNameTom    Fitzgerald
Planet Fitness, Inc.
Comapany
October     NamePlanet Fitness, Inc.
         7, 2022
October
Page 2 7, 2022 Page 2
FirstName LastName
       You may contact Scott Stringer at 202-551-3271 or Linda Cvrkel at 202-551-3813 if you
have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services